Robert B. Little rlittle@velaw.com

Tel 214.220.7931 Fax 214.999.7931

August 5, 2010

VIA FAX AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	H. Christopher Owings
Mara Ransom
Michele M. Anderson
Peggy Kim
Robert Errett

Re:	Energy Future Intermediate Holding Company LLC
EFIH Finance Inc.
Registration Statement on Form S-4
(File No. 333-168135)

Ladies and Gentlemen:

Pursuant to the discussions among representatives of Energy Future Intermediate Holding Company LLC (“EFIH”) and EFIH Finance Inc. (collectively with EFIH, the “Registrants”) and the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the above-captioned Registration Statement (as amended, the “Registration Statement”), the Registrants hereby acknowledge that the Staff has advised the Registrants that the Old Toggle Notes and the Old Cash-Pay Notes should be regarded as separate classes of subject securities for the purposes of the Registrants’ offers to exchange up to $2.18 billion of New EFIH Senior Secured Notes and $500 million in cash as described in the Registration Statement (the “Exchange Offer”). As we have discussed, the Registrants respectfully disagree with the Staff’s determination on this issue.

Notwithstanding the foregoing, the Staff has advised us that the Exchange Offer may proceed as described in the Registration Statement on the basis that, for the purposes of Rule 14e-1(b), the disclosure contained on pages iii, 1, 19 and 95 of the Registration Statement indicates that the maximum principal amount of each issue of Old Notes that will be accepted for exchange is the outstanding principal amount of such issue validly tendered and not

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Shanghai Tokyo Washington	Trammell Crow Center, 2001 Ross Avenue, Suite 3700 Dallas, TX 75201-2975 Tel 214.220.7700 Fax 214.220.7716 www.velaw.com

August 5, 2010 Page 2

validly withdrawn, as limited by the Maximum Exchange Amount and the proration, if necessary resulting therefrom.

This letter is being faxed to the Staff concurrently with the EDGAR filing to facilitate the Staff’s review. Unless otherwise defined herein, capitalized terms are used herein as defined in the Registration Statement. Please direct any questions or comments regarding the foregoing to me at (214) 220-7931.

Sincerely,

/s/ Robert B. Little

Robert B. Little

cc:	Paul M. Keglevic
Andrew M. Wright
Keith R. Fullenweider
John D. Lobrano
Edward P. Tolley III
Andrew R. Schleider
Lona Nallengara